                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                          Robotic Vision Systems, Inc.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   771074 10 1
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 7, 2005
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------

1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

----------------------------                             ----------------------
CUSIP No. 771074 10 1               13D                     Page 2 of 8 Pages
----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   KELLOGG CAPITAL GROUP, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 913,483
    OWNED BY
      EACH
    REPORTING
   PERSON WITH  ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               913,483
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     913,483
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     BD
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ----------------------
CUSIP No. 771074 10 1               13D                     Page 3 of 8 Pages
----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   KELLOGG GROUP, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEW YORK
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 913,483
    OWNED BY
      EACH
    REPORTING
   PERSON WITH  ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               913,483
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     913,483
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ----------------------
CUSIP No. 771074 10 1               13D                     Page 4 of 8 Pages
----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   CHARLES K. KELLOGG
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 913,483
    OWNED BY
      EACH
    REPORTING
   PERSON WITH  ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               913,483
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     913,483
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ----------------------
CUSIP No. 771074 10 1               13D                     Page 5 of 8 Pages
----------------------------                             ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   LEE KELLOGG
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
  BENEFICIALLY                 913,483
    OWNED BY
      EACH
    REPORTING
   PERSON WITH  ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               913,483
              ------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     913,483
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                             ----------------------
CUSIP No. 771074 10 1               13D                     Page 6 of 8 Pages
----------------------------                             ----------------------

          The following  constitutes  Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          --------------------------------------------------

          The  aggregate  purchase  price of the shares of the  Issuer's  Common
Stock  purchased by Kellogg and reported in this Amendment No. 3 to the Schedule
13D (the "Shares") is approximately  $306,080,  including brokerage commissions.
Purchases to date by Kellogg of the Shares reported herein as beneficially owned have been made from  Kellogg's  working  capital  and any and all  shares of the
Issuer's  Common  Stock to be  acquired  in the future  shall be  effected  with
Kellogg's working capital.

     Item 5(a) is hereby amended and restated to read as follows:

          (a) As of the  close of  business  on March 10,  2005,  Kellogg  may be deemed to own beneficially in the aggregate  913,483 Shares which  constitutes approximately 4.3% of the outstanding shares of the Issuer's Common Stock (based upon 21,008,125  shares of Common Stock  outstanding as reported in the Issuer's
Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and filed with the Securities and Exchange Commission on August 13, 2004). Kellogg Group as the
sole  member of  Kellogg  may be deemed to  beneficially  own the  shares of the
Issuer's Common Stock beneficially owned by Kellogg.  Charles K. Kellogg and Lee
Kellogg,  by virtue of their status as controlling members of Kellogg Group, may be  deemed  to  own  beneficially  the  shares  of  the  Issuer's  Common  Stock beneficially  owned by  Kellogg  Group,  and  consequently  Kellogg.  Charles K.
Kellogg,  Lee Kellogg and Kellogg Group  disclaim  beneficial  ownership of such shares of the  Issuer's  Common  Stock  except to the extent of their  pecuniary interest therein.

     Item 5(c) is hereby amended to add the following:

          Schedule A annexed  hereto  lists all  transactions  by the  Reporting
Persons in the Issuer's  Common Stock since the filing of Amendment No. 2 to the
Schedule 13D. All of such transactions were effected in the open market.

     Item 5(e) is hereby amended and restated to read as follows:

          The Reporting Persons ceased to be five percent (5%) beneficial owners of shares of Common Stock of the Issuer on March 10, 2005.

----------------------------                             ----------------------
CUSIP No. 771074 10 1               13D                     Page 7 of 8 Pages
----------------------------                             ----------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: March 11, 2005                   KELLOGG CAPITAL GROUP, LLC

                                       By: /s/ Matthew Brand
                                          --------------------------------------
                                       Name:  Matthew Brand
                                       Title: Managing Director

                                       KELLOGG GROUP, LLC

                                       By: /s/ Charles K. Kellogg
                                          --------------------------------------
                                       Name: Charles K. Kellogg
                                       Title: Managing Member

                                       /s/ Charles K. Kellogg
                                       -----------------------------------------
                                       CHARLES K. KELLOGG

                                        /s/ Lee Kellogg
                                       -----------------------------------------
                                       LEE KELLOGG

----------------------------                             ----------------------
CUSIP No. 771074 10 1               13D                     Page 8 of 8 Pages
----------------------------                             ----------------------

                                   SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D
----------------------------------------------------------------------------------

Shares of Common Stock              Price Per                          Date of
   Purchased /(Sold)                Share($)                     Purchase / (Sale)
   -----------------                --------                     -----------------

                           KELLOGG CAPITAL GROUP, LLC
                           --------------------------

      (163,900)                     .10380                           (3/04/05)
       (50,000)                     .11250                           (3/04/05)
       (25,000)                     .10500                           (3/04/05)
       (22,500)                     .10000                           (3/04/05)
      (109,100)                     .10200                           (3/07/05)
       (20,000)                     .09100                           (3/08/05)
       (62,500)                     .09000                           (3/08/05)
       (72,500)                     .05050                           (3/09/05)
       (72,000)                     .04300                           (3/09/05)
       (60,000)                     .07000                           (3/09/05)
       (45,000)                     .09000                           (3/09/05)
       (25,000)                     .05000                           (3/09/05)
      (114,908)                     .03200                           (3/10/05)
       (75,000)                     .02733                           (3/10/05)
       (50,000)                     .05000                           (3/10/05)
       (45,909)                     .06000                           (3/10/05)
       (20,000)                     .03000                           (3/10/05)

                               KELLOGG GROUP, LLC
                               ------------------
                                     None

                               CHARLES K. KELLOGG
                               ------------------
                                     None

                                   LEE KELLOGG
                                   -----------
                                     None